Exhibit 8.1

December 22, 2008
Board of Directors
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, Louisiana 71203
Ladies & Gentlemen:
     You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of Cajun Acquisition Company (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of CenturyTel, Inc. (“CenturyTel”), a Louisiana corporation, with and into Embarq Corporation (“Embarq”), a Delaware corporation, pursuant to the Agreement and Plan of Merger, dated as of October 26, 2008, among Embarq, CenturyTel and Merger Sub (the “Merger Agreement”). Any capitalized terms used but not defined herein have the meaning given to such terms in the Merger Agreement.
     In formulating our opinion, we examined such documents as we deemed appropriate, including the Merger Agreement, the Joint Proxy Statement filed by CenturyTel and Embarq with the Securities and Exchange Commission (the “SEC”) on November 20, 2008, and the Form S-4 filed by CenturyTel with the SEC on November 20, 2008, in each case as amended through the date hereof (the Joint Proxy Statement and Form S-4, collectively, the “SEC Documents”). In addition, we have obtained such additional information as we deemed relevant and necessary through consultation with various officers and representatives of CenturyTel, Merger Sub and Embarq.
     Our opinion set forth below assumes (1) the accuracy of the statements and facts concerning the Merger set forth in the Merger Agreement and the SEC Documents, (2) the consummation of the Merger in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement and the SEC Documents, (3) that the applicable law in effect as of the Effective Time will be the same as the applicable law in effect as of the date hereof, (4) the accuracy of the representations, both as of the date hereof and as of the Effective Time and thereafter, as applicable (i) made

CenturyTel, Inc.
December 22, 2008

by CenturyTel, on behalf of itself and Merger Sub, set forth in the letter delivered to us by CenturyTel, dated the date hereof and (ii) made by Embarq set forth in the letter delivered to us by Embarq, dated the date hereof, and (5) that any representations made in such letters which are qualified by knowledge or qualifications of like import are, and will be, accurate without such qualifications.
     Based upon the facts and statements set forth above, our examination and review of the documents referred to above and subject to the assumptions set forth above and qualifications set forth below, we are of the opinion that, for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.
     Our opinion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, all as currently in effect and any of which may be changed at any time, possibly with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied, may affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. No opinion is expressed on any matter other than that which is specifically covered by the foregoing opinion.
     We hereby consent to the filing of this opinion as an exhibit to the SEC Documents and the references to our firm therein. In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required under Section 7 of the Securities Act.
Very truly yours,

/s/ Weil, Gotshal & Manges LLP